Exhibit 99.1

ElectraMeccanica Reports First Quarter 2020 Financial Results

VANCOUVER, British Columbia, May 12, 2020 (GLOBE NEWSWIRE) -- ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) ("ElectraMeccanica" or the "Company"), a designer and manufacturer of electric vehicles, reported financial results for the first quarter ended March 31, 2020.

Recent Company Highlights

•Finalized feature set of the production intent, single-seat SOLO EV, including a liquid-cooled motor that incorporates torque-limiting stability control, a wider front steering geometry, a more robust and rugged look, electronic power steering, power brakes, side-impact occupant protection and various driver experience upgrades.

•Made continued progress toward production launch of the Company’s flagship SOLO EV, with a planned strategic debut in the Los Angeles market in the coming months followed by rollouts in other west coast cities later in 2020.

•After engaging BDO USA’s Site Selection & Business Incentives Practice to lead a search for an assembly facility and engineering technical center in the U.S., the Company identified seven states as finalists and has sent initial requests for proposals to the chief economic development entities in each of Arizona, Colorado, Florida, North Carolina, South Carolina, Tennessee and Texas. The leading location and backup sites are expected to be announced in the fourth quarter of 2020.

•Unveiled new cost-effective aluminum chassis for the SOLO, developed in conjunction with a tier-one global engineering partner. The new chassis will replace the legacy composite chassis and reduce the overall weight and per-unit assembly cost of the vehicle.

•Expanded agreement with Unibail-Rodamco-Westfield, the developer and operator of premier, worldwide Westfield retail destinations, for additional storefront locations at leading shopping centers nationwide in advance of the launch of the SOLO EV.

•Began development of new SOLO mobile app, available for both iOS and Android, which will provide owners with a connected vehicle experience, including various remote vehicle monitoring capabilities.

•In December 2019, a strain of novel coronavirus (now commonly known as COVID-19) was reported to have surfaced in Wuhan, China.  COVID-19 has since spread rapidly throughout many countries, and, on March 12, 2020, the World Health Organization declared COVID-19 to be a pandemic. In an effort to contain and mitigate the spread of COVID-19, many countries, including the United States, Canada and China, have imposed unprecedented restrictions on travel, and there have been business closures and a substantial reduction in economic activity in countries that have had significant outbreaks of COVID-19. Although our manufacturing partner, Zongshen, reports that its operations have not been materially affected at this point, significant uncertainty remains as to the potential impact of the COVID-19 pandemic on our and Zongshen’s operations (including, without limitation, staffing levels), supply chains for parts and sales channels for our products, and on the global economy as a whole.  It is currently not possible to predict how long the pandemic will last or the time that it will take for economic activity to return to prior levels. The COVID-19 pandemic has resulted in significant financial market volatility and uncertainty in recent weeks. A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on our ability to access capital, on our business, results of operations and financial condition, and on the market price of our common shares.

Management Commentary

“At the beginning of the year we made considerable progress along our production roadmap through several key vehicle enhancements and approvals that have us on target for the commercial launch of our flagship SOLO EV in the next few months,” said Mr. Paul Rivera, Chief Executive Officer of ElectraMeccanica. “More specifically, in Q1 we finalized our production-intent vehicle with additional safety, performance and driver experience features. With the development of a new, cost-effective aluminum chassis, we will also be able to create a dual benefit from lower production costs while maintaining superior structural integrity.

“On the marketing front, we’ve extended our prior agreement with the operator of the world-renowned Westfield Shopping Centers and expanded our storefront presence from the Century City Shopping Mall to a second Los Angeles location at Westfield Fashion Square, a premier shopping center in the affluent Sherman Oaks suburb. We look forward to working with Westfield and other retail shopping centers to increase our storefront presence and drive greater awareness and interest for our one-of-a-kind EV.

“Planning ahead, alongside our site selection and business incentives advisor BDO, we are continuing to evaluate specific properties and sites within in the states of Arizona, Colorado, Florida, North Carolina and Tennessee for our proposed future SKD, or partially prefabricated, assembly facility and technical center. While the international health crisis and global economy remain uncertain, our business has been generally unaffected, and we have operated with minimal interruption. We remain confident in our ability to meet our production targets going forward and have the SOLO positioned for a breakout launch in the second half of the year.”

First Quarter 2020 Financial Summary

•Revenue in the first quarter of 2020 was CAD$116,813, compared to CAD$101,404 in the same year-ago quarter.

•Research and development expenses in the first quarter of 2020 were CAD$1.5 million, compared to CAD$1.6 million in the same year-ago quarter. Research and development costs relate to the electric vehicle segment as the Company continued to develop its first electric vehicle, the SOLO.

•Operating loss in the first quarter of 2020 was CAD$6.9 million, compared to an operating loss of CAD$6.3 million in the same year-ago quarter.

•Net loss in the first quarter of 2020 was CAD$1.9 million, compared to a net loss of CAD$20.7 million in the same year-ago quarter.

•Cash, cash equivalents and short-term deposits were CAD$7.5 million as of March 31, 2020, compared to CAD$11.1 million as of March 31, 2019.

•Cash used in operations during the first quarter of 2020 was CAD$3.2 million, compared to cash used in operations of CAD$6.7 million in the same year-ago quarter.

Company Chief Financial Officer Ms. Bal Bhullar added, “In the lead-up to our commercial launch of the SOLO, we have implemented prudent expense control measures, as evidenced by the significant year-over-year decline in cash used in operations. Conservative cash management remains essential in the current environment and as we look to begin ramping up production in the second half of the year. Looking ahead, with key sales and service infrastructure in place, we are on solid financial footing and have the necessary pieces assembled to efficiently bring our one-of-a-kind offering to market.”

With an MSRP of $18,500, the SOLO EV is a trend-setting, all-electric, single-seat vehicle expected to revolutionize the commuting, delivery and shared mobility experience. To be one of the first to own a SOLO, please reserve yours online by visiting www.electrameccanica.com.

Please click here for the latest webcast of the Company’s corporate presentation.

About ElectraMeccanica Vehicles Corp.

ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) is a Canadian designer and manufacturer of environmentally efficient electric vehicles (EVs). The company’s flagship vehicle is the innovative, purpose-built; single-seat EV called the SOLO. This three-wheeled vehicle will revolutionize the urban driving experience, including commuting, delivery and shared mobility. The SOLO provides a driving experience that is unique, trendy, fun, affordable and environmentally friendly. InterMeccanica, a subsidiary of ElectraMeccanica, has successfully been building high-end specialty cars for 61 years. For more information, please visit www.electrameccanica.com.

Company Contact

Ms. Bal Bhullar, CPA, CGA, CRM
Chief Financial Officer & Director
(604) 428-7656
Bal@electrameccanica.com

Investor Relations Contact

Greg Falesnik
Managing Director
MZ Group - MZ North America
(949) 385-6449
SOLO@mzgroup.us
www.mzgroup.us

Safe Harbor Statement

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, accidents, labor disputes and other risks of the automotive industry including, without limitation, those associated with the environment, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities or claims limitations on insurance coverage. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities.

Source: ElectraMeccanica Vehicles Corp.

Released May 12, 2020